9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

December 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Procaps Group, S.A.

Registration Statement on Form F-1

Filed November 24, 2021

File No. 333-261366

Ladies and Gentlemen:

Procaps Group, S.A. (“Procaps”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-1 be accelerated so that it will become effective at 11:00 a.m. Eastern Time on December 6, 2021, or as soon thereafter as practicable, unless Procaps notifies you otherwise prior to such time.

Once the registration statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Very truly yours,

Procaps Group, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer